Exhibit 8.1

List of Subsidiaries

Name of subsidiary	Place of incorporation
monday.com Inc.	Delaware, United States
monday.com Pty Ltd.	Australia
monday.com UK 2020 Ltd.	United Kingdom
monday.com Ltda.	Brazil
monday.com K.K.	Japan
monday.com SP. Z O.O.	Poland
monday.com PTE. LTD.	Singapore